UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                            Triton PCS Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    896775103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Kathleen A. Walsh, Esq.
                               Mayer Brown & Platt
                            1675 Broadway, Suite 1900
                            New York, New York 10019
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  June 6, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule-13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS.SS.240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SS.240.13d-7 for other parties to whom copies of this statement are to be sent.


------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      POTENTIAL  PERSONS  WHO ARE TO RESPOND TO THE  COLLECTION  OF  INFORMATION
      CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.




SEC 1746 (2-98)

                                  SCHEDULE 13D
                            - - - - - - - - - - - - -


ISSUER:  Triton PCS Holdings, Inc.                           CUSIP No. 896775103


         -----------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J.P. Morgan Partners (23A SBIC), LLC (formerly known as
         CB Capital Investors, L.P.
         13-337-6808
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)
              ------------------------------------------------------------------
         (b)    X
              ------------------------------------------------------------------


3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS (See Instructions)

         WC
         -----------------------------------------------------------------------

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
         -----------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
        ------------------------------------------------------------------------
                       7.       SOLE VOTING POWER
       NUMBER OF
                                                  11,409,614
         SHARES
                       ---------------------------------------------------------
     BENEFICIALLY      8.       SHARED VOTING POWER

      OWNED BY                                 Not Applicable
                       ---------------------------------------------------------
        EACH
                       9.       SOLE DISPOSITIVE POWER
      REPORTING
                                                 11,409,614
       PERSON
                       ---------------------------------------------------------
        WITH
                       10.      SHARED DISPOSITIVE POWER

                                                 Not Applicable
                       ---------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   11,409,614
         -----------------------------------------------------------------------

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) [ X ]
         -----------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      19.8%
         -----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (See Instructions)
         CO
         -----------------------------------------------------------------------


SEC 1746 (2-98)
                               Page 2 of 21 Pages

                                  SCHEDULE 13D
                            - - - - - - - - - - - - -


ISSUER:  Triton PCS Holdings, Inc.                           CUSIP No. 896775103



         -----------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J.P. Morgan SBIC LLC (the successor to J.P. Morgan Investment Corporation)
         13-3610568
         -----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)
                ----------------------------------------------------------------
         (b)    X
                ----------------------------------------------------------------

         -----------------------------------------------------------------------
3.       SEC USE ONLY
         -----------------------------------------------------------------------
4.       SOURCE OF FUNDS (See Instructions)

         WC
         -----------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
         -----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
         -----------------------------------------------------------------------
                         7.    SOLE VOTING POWER
      NUMBER OF
                                    9,945,792
       SHARES
                         -------------------------------------------------------
    BENEFICIALLY         8.    SHARED VOTING POWER

      OWNED BY                       Not applicable
                         -------------------------------------------------------
        EACH             9.    SOLE DISPOSITIVE POWER

      REPORTING                      9,945,792
                         -------------------------------------------------------
       PERSON            10.   SHARED DISPOSITIVE POWER

        WITH                         Not applicable

         -----------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    9,945,792
         -----------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions) [ X ]
         -----------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      17.2%
         -----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (See Instructions)
         CO



SEC 1746 (2-98)
                               Page 3 of 21 Pages

                                  SCHEDULE 13D
                            - - - - - - - - - - - - -


ISSUER:  Triton PCS Holdings, Inc.                           CUSIP No. 896775103

              ------------------------------------------------------------------
1.            NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Sixty Wall Street SBIC Fund, L.P.
              13-3926426

              ------------------------------------------------------------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)
              (a)
                    ------------------------------------------------------------
              (b)    X
                    ------------------------------------------------------------
              ------------------------------------------------------------------

3.            SEC USE ONLY
              ------------------------------------------------------------------

4.            SOURCE OF FUNDS (See Instructions)

              WC
              ------------------------------------------------------------------
5.            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
              ------------------------------------------------------------------
6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
 -------------------------------------------------------------------------------
        NUMBER OF           7.       SOLE VOTING POWER

          SHARES                            86,620
                            ----------------------------------------------------
       BENEFICIALLY
                            8.       SHARED VOTING POWER
         OWNED BY
                                              Not applicable
           EACH
                            ----------------------------------------------------
        REPORTING
                            9.       SOLE DISPOSITIVE POWER
          PERSON
                                              86,620
           WITH
                            ----------------------------------------------------
                            10.      SHARED DISPOSITIVE POWER

                                             Not applicable
--------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      86,620%

--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ X ]

--------------------------------------------------------------------------------
13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 0.2%
--------------------------------------------------------------------------------

14.           TYPE OF REPORTING PERSON (See Instructions)
              PN
--------------------------------------------------------------------------------


SEC 1746 (2-98)

                               Page 4 of 21 Pages

                                  SCHEDULE 13D
                            - - - - - - - - - - - - -


ISSUER:  Triton PCS Holdings, Inc.                           CUSIP No. 896775103



PRELIMINARY NOTE:

This Schedule 13D/A amends and restates in its entirety the original Schedule 13D filed with the Securities and Exchange Commission on January 10, 2001.


ITEM 1.  SECURITY AND ISSUER.

         This statement (the "Statement") relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") and Class B Common Stock, par value $0.01 per share (the "Class B Common Stock" and together with the Class A Common Stock, sometimes referred to herein as the "Common Stock"), of Triton PCS Holdings, Inc. (the "Issuer"). The Class B Common Stock may be converted at any time at the option of the holder thereof into an equivalent number of shares of Class A Common Stock. The Issuer's principal executive offices are located at 375 Technology Drive, Malver, PA 19355.


ITEM 2.  IDENTITY AND BACKGROUND.

         This  Statement  is  being  filed  by each of the  following  Reporting
Persons: (i) J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, L.P.), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)") whose principal office is located at c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020, (ii) J.P. Morgan SBIC LLC, a Delaware limited liability company (hereinafter referred to as "JPM SBIC"), whose principal office is located at 60 Wall Street, New York, New York 10260, and (iii) Sixty Wall Street SBIC Fund, L.P., a Delaware limited partnership (hereinafter referred to as "Sixty Wall"), whose principal office is located at 60 Wall Street, New York, New York 10260.

      JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. The Managing Member of JPMP (SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (SBIC Manager"), whose principal business office is located at the same address as JPMP (SBIC). JPMP (SBIC Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (SBIC) Manager (the "JPMP (SBIC) Manager Disclosed Parties").

         JPMP (SBIC) Manager is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank (the "Chase Bank Disclosed Parties").

      JPM SBIC is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule C hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of JPM SBIC (the "JPM SBIC Disclosed Parties").

      JPM SBIC is a wholly-owned subsidiary of J.P. Morgan Capital Corporation, a Delaware corporation (hereinafter referred to as "JPMCC"), whose principal business office is located at the same address as JPM SBIC. JPMCC is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule D hereto and incorporated herein by reference are the names, business addresses and employments of each executive officer and director of JPMCC (the "JPMCC Disclosed Parties").

         Sixty Wall is also engaged in the venture capital and leveraged buyout business and is owned principally by employees of J.P. Morgan Chase & Co. Incorporated (formerly known as The Chase Manhattan Corporation), a Delaware corporation and its direct and indirect subsidiaries. Sixty Wall co-invests with JPMCC and its subsidiaries.


SEC 1746 (2-98)
                               Page 5 of 21 Pages

                                  SCHEDULE 13D
                            - - - - - - - - - - - - -


ISSUER:  Triton PCS Holdings, Inc.                           CUSIP No. 896775103


         The general partner of Sixty Wall is Sixty Wall Street SBIC Corporation, a Delaware corporation, whose principal business address is located at the same address as Sixty Wall, JPM SBIC and JPMCC (hereinafter referred to as "Sixty Wall Corp."). Sixty Wall Corp. is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule E hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Sixty Wall Corp (the "Sixty Wall Corp. Disclosed Parties").

         Each of Chase Bank, JPMCC and Sixty Wall Corp. is a wholly-owned subsidiary of JP Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule F hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase (the "JP Morgan Chase Disclosed Parties," and together with the JPMP (SBIC) Manager Disclosed Parties, the Chase Bank Disclosed Parties, the JPM SBIC Disclosed
Parties, the JPMCC Disclosed Parties, and the Sixty Wall Corp. Disclosed Parties, the "Disclosed Parties").

         During the last five years, no Reporting Person or, to the knowledge of such Reporting Person, no Disclosed Party related to such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds provided by JPMP (SBIC) for the purchase of the Issuer's Common Stock were obtained from JPMP (SBIC) contributed capital, which includes funds that are held available for such purpose. The funds provided by JPM SBIC for the purchase of the Issuer's Common Stock were obtained from JPM SBIC contributed capital, which includes funds that are held available for such purpose. All of the funds for Sixty Wall's purchase of the Issuer's Common Stock were obtained from Sixty Wall contributed capital, which includes funds that are held available for such purpose.


ITEM 4.  PURPOSE OF TRANSACTION.

         On December 31, 2000, J.P. Morgan & Co. Incorporated merged with and into The Chase Manhattan Corporation (the "Merger"), with the surviving corporation being J.P. Morgan Chase. As a result of the Merger, J.P. Morgan Chase indirectly acquired the Issuer's Common Stock held by JPM SBIC and Sixty Wall and as a result thereof, J.P. Morgan Chase may be deemed the indirect
Beneficial Owner through the Reporting Persons of 21,442,026 shares of the Issuer's Common Stock which represented 37.13% of the Issuer's outstanding Common Stock as of March 26, 2001.

         JPMP (SBIC), JPM SBIC, Sixty Wall, Private Equity Investors III, L.P. and Equity-Linked Investors-II, which collectively own an aggregate of 56.3% of the outstanding Class A common stock of the Issuer as of March 26, 2001, have verbally agreed that they will not be selling any additional securities of the Issuer at this time. They have also verbally agreed to act together, in cooperation with the Issuer and the Issuer's management, in determining the timing and extent of future sales of securities of the Issuer. The foregoing entities should be deemed to be acting together for such purposes until further notice.

         The acquisition of the Issuer's equity securities has been made by JPMP
(SBIC), JPM SBIC and Sixty Wall for investment  purposes.  Although none of JPMP
(SBIC),  JPM SBIC and Sixty Wall has a present  intention to do so, each of JPMP
(SBIC), JPM SBIC and Sixty Wall may make additional purchases of the Issuer's Common Stock either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, each of JPMP (SBIC), JPM SBIC and Sixty Wall may decide to sell all or part of its holdings of the Issuer's Common Stock in one or more public or private transactions.

         Except as set forth in this Item 4, none of JPMP (SBIC), JPM SBIC and Sixty Wall has a present plan or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, JPMP (SBIC), JPM SBIC and Sixty Wall each reserve the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under section 12(g) of the Exchange Act.


                               Page 6 of 21 Pages
SEC 1746 (2-98)

                                  SCHEDULE 13D
                            - - - - - - - - - - - - -


ISSUER:  Triton PCS Holdings, Inc.                           CUSIP No. 896775103


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         JPMP (SBIC) may be deemed the beneficial owner of 11,409,614 shares of Common Stock, which represents 19.76% of the Common Stock as of March 26, 2000. JPMP (SBIC) has the sole voting power and dispositive power with respect to its shares of the Issuers Common Stock. JPM SBIC may be deemed beneficial owner of 9,945,792 shares of Common Stock, which represents 17.22% of the outstanding shares of Common Stock as of March 26, 2000. JPM SBIC has the sole voting power and dispositive power with respect to its shares of Common Stock. Sixty Wall may be deemed the beneficial owner of 86,620 shares of Common Stock, which represents 0.15% of the Common Stock as of March 26, 2000. Sixty Wall has the sole voting power and dispositive power with respect to its shares of Common Stock. Each of JPMP (SBIC), JPM and Sixty Wall disclaims that it is a member of a group with any other persons either for purposes of this Statement or for any other purpose related to its beneficial ownership of the Issuer's securities.

         Each of the Reporting Persons is a party to the agreement described in the second paragraph of Item 4 (the "Agreement"), and as such, they may be deemed to be part of a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, whose members collectively hold more than 5% of the Issuer's Common Stock (a "Group"). Each Reporting Person disclaims membership in any Group and disclaims beneficial ownership of any shares of Common Stock held by any of the other parties to the Agreement or any member of a Group that might be attributed to them by reason of the Agreement. The filing of this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of such shares or that the Reporting Person and any of such other stockholders' constitute such a person or group. Each Reporting Person is not responsible for the accuracy of any information filed in this Statement relating to any Reporting Person other than itself and its related persons or entities.

         Except as reported in Item 4 above and incorporated herein by reference, there have been no transactions involving the Issuer's Common Stock during the past sixty days which are required to be reported in this Statement.

         No person other than JPMP (SBIC), JPM SBIC and Sixty Wall, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Issuer's Common Stock owned beneficially by JPMP
(SBIC), JPM SBIC and Sixty Wall.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Stockholders Agreement. Each of JPMP (SBIC), JPM SBIC and Sixty Wall are parties to the First Amended and Restated Stockholders Agreement, dated October 27, 1999, by and among the Issuer and certain of its stockholders, a copy of which is attached as Exhibit A hereto and is incorporated by reference herein.

         Verbal Agreement. Each of JPMP (SBIC), JPM SBIC and Sixty Wall is a party to the verbal agreement described in the second paragraph of Item 4 of this Statement, which description is incorporated by reference herein in response to this Item.



                               Page 7 of 21 Pages
SEC 1746 (2-98)

                                  SCHEDULE 13D
                            - - - - - - - - - - - - -


ISSUER:  Triton PCS Holdings, Inc.                           CUSIP No. 896775103



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

SCHEDULE A

Item 2 information for executive officers and directors of JPMP (SBIC) Manager.


SCHEDULE B

Item 2 information for executive officers and directors of Chase Bank.


SCHEDULE C

Item 2 information for executive officers and directors of JPM SBIC.


SCHEDULE D

Item 2 information for executive officers and directors of JPMCC.


SCHEDULE E

Item 2 information for executive officers and directors of Sixty Wall Corp.


SCHEDULE F

Item 2 information for executive officers and directors of JP Morgan Chase.


EXHIBIT A

First Amended and Restated Stockholders Agreement, dated October 27, 1999, by and among Triton PCS Holdings, Inc., AT&T Wireless PCS, L.L.C., and the other parties appearing on the signature pages thereto.



                               Page 8 of 21 Pages
SEC 1746 (2-98)

                                  SCHEDULE 13D
                            - - - - - - - - - - - - -


ISSUER:  Triton PCS Holdings, Inc.                           CUSIP No. 896775103


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        J.P. MORGAN PARTNERS (23A SBIC), LLC

                                        By:  J.P. Morgan Partners
                                            (23A SBIC Manager), Inc., its
                                            Managing Member


                                        By:  /s/ Arnold L. Chavkin
                                            ----------------------
                                            Name:   Arnold L. Chavkin
                                            Title:  Executive Vice President


       June 6, 2001
-----------------------
           Date



                               Page 9 of 21 Pages
SEC 1746 (2-98)

                                  SCHEDULE 13D
                            - - - - - - - - - - - - -


ISSUER:  Triton PCS Holdings, Inc.                           CUSIP No. 896775103



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    J.P. MORGAN SBIC LLC


                                    By:   /s/  James P. Marriott
                                          ----------------------
                                          Name:   James P. Marriott
                                          Title:  Vice President and Secretary

        June 6, 2001
-------------------------
          Date






                              Page 10 of 21 Pages
SEC 1746 (2-98)

                                  SCHEDULE 13D
                            - - - - - - - - - - - - -


ISSUER:  Triton PCS Holdings, Inc.                           CUSIP No. 896775103


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  SIXTY WALL STREET SBIC FUND, L.P.


                                  By:  Sixty Wall Street
                                          SBIC Corporation,
                                          its General Partner
                                  By:   /s/ James P. Marriott
                                        ---------------------
                                        Name:    James P. Marriott
                                        Title:   Vice President and Secretary

     June 6, 2001
--------------------
       Date




                              Page 11 of 21 Pages
SEC 1746 (2-98)

                                                                      SCHEDULE A

                  J.P. MORGAN PARTNERS (23A SBIC Manager), Inc.

                                             Executive Officers (1)

President                                    Jeffrey C. Walker*
Executive Vice President                     Mitchell J. Blutt, M.D.*
Executive Vice President                     Arnold L. Chavkin*
Executive Vice President                     John M.B. O'Connor*
Managing Director                            John R. Baron*
Managing Director                            Christopher C. Behrens*
Managing Director                            David S. Britts*
Managing Director                            David L. Ferguson*
Managing Director                            Rodney A. Ferguson*
Managing Director                            David Gilbert*
Managing Director                            Evan Graf*
Managing Director                            Eric A. Green*
Managing Director                            Michael R. Hannon*
Managing Director                            Donald J. Hofmann, Jr.*
Managing Director                            W. Brett Ingersoll*
Managing Director                            Alfredo Irigoin*
Managing Director                            Andrew Kahn*
Managing Director                            Jonathan R. Lynch*
Managing Director                            Thomas G. Mendell*
Managing Director                            Stephen P. Murray*
Managing Director                            Joao Neiva de Figueiredo, Ph.D.*
Managing Director                            Timothy Purcell*
Managing Director                            Thomas Quinn*
Managing Director                            Peter Reilly*
Managing Director                            Robert R. Ruggiero, Jr.*
Managing Director                            Susan L. Segal*
Managing Director                            Shahan D. Soghikian*
Managing Director                            Faith Rosenfeld*
Managing Director                            Georg Stratenwerth*
Managing Director                            Patrick J. Sullivan*
Managing Director                            Kelly Shackelford*
Managing Director                            Charles R. Walker*
Managing Director                            Timothy J. Walsh*
Managing Director                            Richard D. Waters, Jr.*
Managing Director                            Damion E. Wicker, M.D.*
Managing Director                            Eric R. Wilkinson*
Senior Vice President                        Marcia Bateson*
Vice President and Treasurer                 Elisa R. Stein*
 Secretary                                   Anthony J. Horan**
Assistant Secretary                          Robert C. Caroll**
Assistant Secretary                          Denise G. Connors**

---------------------------

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Neiva de Figueiredo, Soghikian and Stratenwerth.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017

                                   Directors (1)

                               Jeffrey C. Walker*





---------

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Neiva de Figueiredo, Soghikian and Stratenwerth.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                                                                     SCHEDULE B


                            THE CHASE MANHATTAN BANK

                              EXECUTIVE OFFICERS(1)


Chairman of the Board                                  Douglas A. Warner, III*
President and Chief Executive Officer                  William B. Harrison Jr. *
Vice Chairman                                          Geoffrey T. Boisi*
Vice Chairman                                          David A. Coulter*
Managing Director                                      Ramon de Oliveira*
Director of Human Resources                            John J. Farrell*
Vice Chairman                                          Walter A. Gubert*
Managing Director                                      Thomas B. Ketchum*
Director of Corporate Marketing and Communications     Frederick W. Hill*
Vice Chairman                                          Donald H. Layton*
Vice Chairman                                          James B. Lee Jr. *
General Counsel                                        William H. McDavid*
Vice Chairman                                          Marc J. Shapiro*
Managing Partner                                       Jeffrey C. Walker**

                                  DIRECTORS(1)

                                        PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                   BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                       Chairman of the Board
                                        Chief Executive Officer
                                        Deere & Company
                                        One John Deere Place
                                        Moline, IL 61265
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                  President and Chief Executive Officer
                                        The Hearst Corporation
                                        959 Eighth Avenue
                                        New York, New York 10019

--------------------------------------------------------------------------------
 M. Anthony Burns                       Chairman of the Board and
                                        Chief Executive Officer
                                        Ryder System, Inc.
                                        3600 N.W. 82nd Avenue
                                        Miami, Florida 33166
--------------------------------------------------------------------------------

 H. Laurence Fuller                     Co-Chairman
                                        BP Amoco p.l.c.
                                        1111 Warrenville Road, Suite 25
                                        Chicago, Illinois 60563
--------------------------------------------------------------------------------





------
(1) Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P Morgan Chase & Co. Busines address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                                        PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                   BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 William H. Gray, III                   President and Chief Executive Officer
                                        The College Fund/UNCF
                                        9860 Willow Oaks Corporate Drive
                                        P.O. Box 10444
                                        Fairfax, Virginia 22031

--------------------------------------------------------------------------------
 William B. Harrison, Jr.               President and Chief Executive Officer
                                        The Chase Manhattan Corporation
                                        270 Park Avenue, 8th Floor
                                        New York, New York  10017-2070

--------------------------------------------------------------------------------
 Helene L. Kaplan                       Of Counsel
                                        Skadden, Arps, Slate, Meagher & Flom LLP
                                        919 Third Avenue - Room 29-72
                                        New York, New York 10022

--------------------------------------------------------------------------------
 John R. Stafford                       Chairman, President and
                                        Chief Executive Officer
                                        American Home Products Corporation
                                        5 Giralda Farms
                                        Madison, New Jersey 07940

--------------------------------------------------------------------------------
 Douglas A. Warner III                  Chairman of the Board
                                        J.P. Morgan Chase & Co.
                                        270 Park Avenue
                                        New York, New York 10017

--------------------------------------------------------------------------------
 Marina v.N. Whitman                    Professor of Business Administration and
                                        Public Policy
                                        The University of Michigan
                                        School of Public Policy
                                        411 Lorch Hall, 611 Tappan Street
                                        Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------

                                                                      SCHEDULE C


                              J.P. MORGAN SBIC LLC


                                           EXECUTIVE OFFICERS (1)

President, Chief Executive Officer
and Managing Director                      Jeffrey C. Walker****
Managing Director                          Jorge Albajar*
Managing Director                          Marcia Bateson****
Managing Director                          Evan M. Graf****
Managing Director                          Alfredo M. Irigoin****
Managing Director                          Iimothy Purcell****
Managing Director                          Stephen Skoczylas**
Managing Director                          Elisa Stein****
Managing Director                          Tira Wannamethee**
Managing Director                          Brian F. Watson**
Vice President                             Francisco Bosch**
Vice President                             Michael L. Campbell**
Vice President                             Dominique Chaffard**
Vice President                             Kevin Charlton**
Vice President                             Alberto Delgado**
Vice President                             Martin Friedman**
Vice President                             Avi Gilboa**
Vice President and Assistant Secretary     Puneet Gulati*
Vice President                             Marc D. Johnson**
Vice President and Assistant Secretary     Sandra King**
Vice President                             Stephen King**
Vice President                             Dietrich Knoer**
Vice President                             Howard Lask**
Vice President and Secretary               James P. Marriott**
Vice President                             Christopher Molanphy**
Vice President                             Peter M. Reilly**
Vice President                             Francisco Silveyra**
Vice President                             Robert Velarde**
Assistant Secretary                        Matthew Cumiskey*

                                           DIRECTORS (1)

                                           Jeffrey C. Walker****
                                           Thomas B. Ketchum***
                                           Ramon de Oliveira***

------------

(1) Each of whom is a United States citizen.

* Principal occupation is director, executive officer or employee of JPM SBIC. Business address is 60 Wall Street, New York, New York 10260

** Principal occupation is director, executive officer or employee of JPMCC. Business address is c/o J.P. Morgan Capital Corporation, 60 Wall Street, New York, New York 10260.

*** Principal occupation is director, executive officer or employee of J.P. Morgan Chase. Business address is c/o J.P. Morgan Chase & Co.,m 270 Park Avenue, New York, New York 10017.

**** Principal occupation is employee and/or partner of JPMP SIBC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10022.

                                                                     SCHEDULE D
                         J.P. MORGAN CAPITAL CORPORATION

                                                   EXECUTIVE OFFICERS (1)
President, Chief Executive Officer
     and Managing Director                         John A. Mayer, Jr.*
Managing Director                                  Pierre Dupont*
Managing Director                                  Karl Fooks*
Managing Director                                  Evan M. Graf`*
Managing Director                                  Alfredo M. Irigoin*
Managing Director                                  Martin O'Neil*
Managing Director                                  Timothy Purcell*
Managing Director                                  Thomas S. Quinn*
Managing Director                                  Thomas P. Reagan*
Managing Director                                  Stephen Skoczylas*
Managing Director                                  Tira Wannamethee*
Managing Director                                  Brian F. Watson*
Vice President                                     Aisaku Suzuki*
Vice President                                     Francisco Bosch*
Vice President                                     Michael L. Campbell*
Vice President                                     Dominique Chaffard*
Vice President                                     Kevin Charlton*
Vice President                                     Francisco Churtichaga*
Vice President                                     Alberto Delgado*
Vice President and Assistant Secretary             Cheryl Eustace*
Vice President                                     Martin Friedman*
Vice President                                     Avi Gilboa*
Vice President                                     Marc D. Johnson*
Vice President and Assistant Secretary             Irena D. Kaufmann*
Vice President                                     Stephen King*
Vice President                                     Dietrick Knoer*
Vice President                                     Howard Lask*
Vice President                                     Andrew Liu*
Vice President                                     Caroline Lovelace*
Vice President and Secretary                       James P. Marriott*
Vice President                                     Brian Mathis*
Vice President                                     Terutomo Mitsumasu*
Vice President                                     Christopher Molanphy*
Vice President                                     Nicola Pedroni*
Vice President                                     Peter M. Reilly*
Vice President                                     Roberto Rodriguez*
Vice President                                     Francisco Silveyra*
Vice President                                     Robert Velarde*
Assistant Secretary                                Bee-Ann Benson*
Assistant Secretary                                Sandra King*

                                                   DIRECTORS (1)

                                                   John A. Mayer, Jr.*
Chairman                                           Thomas B. Ketchum**
                                                   Clayton S. Rose***
                                                   Ramon de Oliveira**

---------

(1) Each of whom is a United States citizen.

* Principal occupation is director, executive officer or employee of JPMCC. Business address is c/o J.P. Morgan Capital Corporation, 60 Wall Street, New York, New York 10260.

** Principal occupation is director, executive officer or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

*** Principal occupation is Managing Director of J.P. Morgan Securities, Inc. Business address is c/o J.P. Morgan Securities, Inc., 60 Wall Street, New York, New York 10260.

                                                                     SCHEDULE E


                       SIXTY WALL STREET SBIC CORPORATION


                                              EXECUTIVE OFFICERS(1)

President, Chief Executive Officer,
Managing Director                             Jeffrey C. Walker****
Managing Director                             Marcia Bateson****
Managing Director                             Stephen Skoczylas***
Managing Director                             Elisa Stein****
Vice President and Assistant Secretary        Sandra King***
Vice President                                Howard Lask***
Vice President and Secretary                  James P. Marriott***
Assistant Secretary                           Matt Cumiskey*****


                                              DIRECTORS (1)

                                              Jeffrey C. Walker****
                                              Thomas B. Ketchum**
                                              Ramon de Oliveira**
                                              John A. Mayer***
                                              Michael E. Patterson*



-------
(1) Each of whom is a United States citizen.
   * Principal occupation is executive officer or employee of Sixty Wall Corp. Business address is 60 Wall Street, New York, New York 10260.
  ** Principal occupation is director, excutive officer or employee of J.P Morgan Chase & Co. Busines address is c/o J.P. Morgan Chase & Co.,
      270 Park Avenue, New York, New York 10017.
 *** Principal occupation is director, executive officer or employee of JPMCC. Business address is c/o J.P. Morgan Capital Corporation, 60 Wall Street, New York, New York 10260.
****  Principal occupation is employee and/or partner of JPMP SBIC.
      Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10022.
***** Principal occupation is director, executive officer or employee of JPM SBIC. Business address is 60 Wall Street, New York, New York 10260.

                                                                     SCHEDULE F
                             J.P. MORGAN CHASE & CO.

                             EXECUTIVE OFFICERS (1)

Chairman of the Board                         Douglas A. Warner, III*
President and Chief Executive Officer         William B. Harrison Jr. *
Vice Chairman                                 Geoffrey T. Boisi*
Vice Chairman                                 David A. Coulter*
Managing Director                             Ramon de Oliveira*
Director of Human Resources                   John J. Farrell*
Vice Chairman                                 Walter A. Gubert*
Managing Director                             Thomas B. Ketchum*
Director of Corporate Marketing and
Communications                                Frederick W. Hill*
Vice Chairman                                 Donald H. Layton*
Vice Chairman                                 James B. Lee Jr. *
General Counsel                               William H. McDavid*
Vice Chairman                                 Marc J. Shapiro*
Managing Partner                              Jeffrey C. Walker**


                                  DIRECTORS (1)

                                         PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                     BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
 Hans W. Becherer                        Chairman of the Board
                                         Chief Executive Officer
                                         Deere & Company
                                         One John Deere Place
                                         Moline, IL 61265
-------------------------------------------------------------------------------
 Riley P. Bechtel                        Chairman and Chief Executive Officer
                                         Bechtel Group, Inc.
                                         P.O. Box 193965
                                         San Francisco, CA 94119-3965
-------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                   President and Chief Executive Officer
                                         The Hearst Corporation
                                         959 Eighth Avenue
                                         New York, New York 10019
-------------------------------------------------------------------------------
 Lawrence A. Bossidy                     Chairman of the Board
                                         Honeywell International
                                         P.O. Box 3000
                                         Morristown, NJ 07962-2245
-------------------------------------------------------------------------------
 M. Anthony Burns                        Chairman of the Board and
                                         Chief Executive Officer
                                         Ryder System, Inc.
                                         3600 N.W. 82nd Avenue
                                         Miami, Florida 33166
-------------------------------------------------------------------------------

(1)  Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P Morgan Chase & Co. Busines address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                                        PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                    BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
 H. Laurence Fuller                     Co-Chairman
                                        BP Amoco p.l.c.
                                        1111 Warrenville Road, Suite 25
                                        Chicago, Illinois 60563

-------------------------------------------------------------------------------
Ellen V. Furter                         President
                                        American Museum of Natural History
                                        Central Park West at 79th Street
                                        New York, NY 10024

-------------------------------------------------------------------------------
 William H. Gray, III                   President and Chief Executive Officer
                                        The College Fund/UNCF
                                        9860 Willow Oaks Corporate Drive
                                        P.O. Box 10444
                                        Fairfax, Virginia 22031

-------------------------------------------------------------------------------
 William B. Harrison, Jr.               President and Chief Executive Officer
                                        The Chase Manhattan Corporation
                                        270 Park Avenue, 8th Floor
                                        New York, New York  10017-2070

-------------------------------------------------------------------------------
 Helene L. Kaplan                       Of Counsel
                                        Skadden, Arps, Slate, Meagher & Flom LLP
                                        919 Third Avenue - Room 29-72
                                        New York, New York 10022
------------------------------------------------------------------------------

 Lee R. Raymond                        Chairman of the Board and Chief Executive
                                       Officer
                                       Exxon Mobil Corporation
                                       5959 Las Colinas Boulevard
                                       Irving, TX 75039-2298

-------------------------------------------------------------------------------
 John R. Stafford                      Chairman, President and Chief Executive
                                       Officer
                                       American Home Products Corporation
                                       5 Giralda Farms
                                       Madison, New Jersey 07940

-------------------------------------------------------------------------------
 Lloyd D. Ward                         Former Chairman of Board and Chief
                                        Executive Officer Of Maytag
                                       13338 Lakeshore Drive
                                       Clive, Iowa 50325

-------------------------------------------------------------------------------
 Douglas A. Warner III                 Chairman of the Board
                                       J.P. Morgan Chase & Co.
                                       270 Park Avenue
                                       New York, New York 10017

-------------------------------------------------------------------------------
 Marina v.N. Whitman                   Professor of Business Administration and
                                       Public Policy
                                       The University of Michigan
                                       School of Public Policy
                                       411 Lorch Hall, 611 Tappan Street
                                       Ann Arbor, MI 48109-1220